April 5, 2019

David E. Miller
President and Chief Executive Officer
Iroquois Valley Farmland REIT, PBC
708 Church St., Suite 234
Evanston, Illinois 60201

       Re: Iroquois Valley Farmland REIT, PBC
           Amendment No. 2 to
           Offering Statement on Form 1-A
           Filed March 28, 2019
           File No. 024-10919

Dear Mr. Miller:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 19, 2019 letter.

Amended Form 1-A filed March 28, 2019

Financial Statements, page F-1

1. Please amend your Form 1-A to included the audited financial statements as of and for the year ended December 31, 2018. Please refer to the instructions for the Form 1-A, Part
       F/S.
        You may contact William Demarest, Staff Accountant, at 202-551-3432 or Kevin
Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at
202-551-7150 or Sonia Barros, Assistant Director, at 202-551-3655 with any other questions.
 David E. Miller
Iroquois Valley Farmland REIT, PBC
April 5, 2019
Page 2



                                                  Sincerely,
FirstName LastNameDavid E. Miller
                                                  Division of Corporation
Finance
Comapany NameIroquois Valley Farmland REIT, PBC
                                                  Office of Real Estate and
April 5, 2019 Page 2                              Commodities
FirstName LastName